NEWS RELEASE


Investor Relations Contact            Public Relations Contact - International
Allan E. Jordan                       Motti Gadish
The Global Consulting Group           Retalix Ltd.
1-646-284-9400                        +972-9-776-6611
ajordan@hfgcg.com                     Motti.Gadish @retalix.com


                    Retalix Schedules First Quarter Earnings
                           Report and Conference Call

Ra'anana, Israel, April 17, 2006 - Retalix(R) Ltd. (Nasdaq: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that it has scheduled the release of its first quarter 2006 results for Wednesday, May 17, 2006, at 3:00 AM Eastern time (10:00 Israeli time).

Retalix management will be holding a conference call to discuss results for the first quarter 2006 on Wednesday, May 17, 2006, at 10:30 AM Eastern time (17:30 Israeli time). Participating on the call will be Retalix Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Retalix USA CEO, Victor Hamilton. Dial-in numbers for the call will be available at the Company's website www.retalix.com in the "Investor Relations" section.

Live audio of the conference call will be simultaneously broadcast over the Internet and can be accessed by all interested parties at www.retalix.com under the "Investor Relations" section. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

About Retalix Ltd.
Retalix is a global provider of enterprise-wide software solutions to retailers and distributors. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the web: www.retalix.com

Retalix(R) is a registered trademark of Retalix Ltd. in the United States and other countries.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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